

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Jarett S. Levan
Chief Executive Officer and President
BBX Capital Florida LLC
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, Florida 33301

> **Re: BBX Capital Florida LLC**
> **Registration Statement on Form 10-12G**
> **Filed June 17, 2020**
> **File No. 000-56177**

Dear Mr. Levan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed June 17, 2020

Risk Factors
Other Risk Factors
New BBX Capital or its subsidiaries may incur additional indebtedness, page 32

1. We note your disclosure that in connection with the spin-off, Parent will enter into a $75 million promissory note in favor of New BBX Capital. Please disclose here, as you do on page 55, that payments of interest for the promissory note may be deferred at the option of the Parent.

The Spin-Off
Separation and Distribution Agreement, page 51

2. We note your disclosure that "New BBX Capital will retain or assume the liabilities identified in the Separation and Distribution Agreement relating to the businesses and subsidiaries of New BBX Capital, including the approximately $41.9 million of indebtedness of or related to the subsidiaries transferred to it in connection with the spin-off" and that Parent will contribute to New BBX Capital all of Parent's cash and cash equivalents other than the cash and cash equivalents of Bluegreen Vacations to New BBX Capital. Please quantify such cash and cash equivalents, as you do your indebtedness.

Unaudited Pro Forma Financial Information
Unaudited Pro Forma Statement of Financial Position as of March 31, 2020, page 71

3. Referencing the adjustment (A) to cash and cash equivalents for the contribution of $112.8 million to New BBX Capital, it appears New BBX Capital's historical cash and cash equivalents balance of $17.6 million at March 31, 2020 is included in BBX Capital Corporation's cash and cash equivalents balance at that date and should not be included in the $112.8 million pro forma adjustment. Please revise or advise us.

Audited Combined Carve-Out Financial Statements for the Years Ended December 31, 2019, 2018 and 2017
Combined Carve-Out Statements of Operations and Comprehensive Income (Loss), page F-3

4. Please tell us your consideration of providing separate financial statements for significant equity method investees pursuant to Rule 3-09 of Regulation S-X for any of the fiscal years in the three-year period ended December 31, 2019. Refer to Rule 1-02(w) of Regulation S-X for significance tests required under Rule 3-09 of Regulation S-X.

Notes to the Combined Carve-Out Financial Statements
Note 1. Organization
Investments, Renin, page F-7

5. You disclose that Renin had revenues of $36 million from two major customers for the year ended December 31, 2019, but not if both customers exceeded 10% of your combined revenues and/or receivables for each reporting period. If revenues from transactions with a single external customer amount to ten percent or more of revenues, disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. Refer to ASC 280-10-50-42.

Note 7. Investments in Unconsolidated Real Estate Joint Ventures, page F-22

6.   Please explain your methodology for determining which unconsolidated real estate joint ventures accounted for on the equity method are material in relation to the financial position or results of operations of the company for disclosure of summarized financial information as to assets, liabilities, and results of operations of the investees to be disclosed. For those investments in joint ventures which you determine are material in relation to your financial position or results of operations, please provide the disclosures pursuant to ASC 323-10-50-3c. Refer to Rule 1-02(w) and Rule 4-08(g) of Regulation S-X, and ASC 323-10-50.

Note 12. Debt
Notes Payable Lines of Credit
Bank of America Revolving Line of Credit, page F-34

7.   You disclose in April 2020 a wholly-owned subsidiary of BBX Capital Real Estate (BBXRE) purchased the Bank of America revolving line of credit and the Banc of America equipment note from the respective lenders for the outstanding principal balance of the loans, which were $4.0 million and $0.3 million, respectively, at the time of the purchase, plus accrued interest. Please tell us how you intend to account for the purchase of the Bank of America credit facilities in the second quarter of 2020.

Unaudited Combined Carve-Out Financial Statements for the Quarters Ended March 31, 2020 and 2019
Notes to Combined Carve-Out Financial Statements - Unaudited
Note 1. Organization
Impact of the COVID-19 Pandemic
BBX Sweet Holdings, page F-58

8.   BBX Sweet Holdings' IT'SUGAR and Hoffman's Chocolate reporting units are negotiating rent abatements or deferrals with the landlords for their retail locations which have been closed since March and started a phase reopening of certain locations. You disclose "IT'SUGAR does not believe that it will have sufficient liquidity to continue its full operations if it is unable to obtain significant rent abatements and deferrals from its landlords and amended payments terms from vendors........pursue a formal or informal restructuring." With the significant uncertainties related to the impact of the COVID-19 pandemic on the operations of IT'SUGAR and Hoffman's Chocolates, please assess and evaluate the impact of COVID-19 in your disclosures for the following:

•   how you expect COVID-19 to affect assets on your balance sheet and your ability to timely account for these assets. For example, will there be significant changes in judgments in determining the fair value of these assets, including long-lived assets, right-of-use lease assets, and goodwill, in accordance with U.S. GAAP.
•   if you anticipate any material impairments (e.g. with respect to goodwill, intangible

assets, long-lived assets, right-of-use assets), restructuring charges, other expenses, or changes in accounting judgments that have had or are reasonably likely to have a material impact on your financial statements.

- if you expect COVID-19 to materially affect the demand for your products or services based on your business model.
- how you expect COVID-19 to affect your current manufacturing and distribution processes for your chocolates and confectionary products, including those produced and distributed by Las Olas Confections and Snacks.

Refer to the Staff's Corporation Finance Disclosure Guidance: Topic 9 and Topic 9A.

BBX Capital Real Estate, page F-59

9. Based on the impact of the COVID-19 pandemic, please explain your consideration of whether there have been significant changes in the judgments to determine the fair value of your real estate assets, including real-estate-held for sale and real estate inventory, which would indicate a significant decline in their fair value which should be reflected through an impairment charge in accordance with ASC 360. In your response, please tell us your consideration of changes in economic factors, the housing market, and real estate trends in the principal markets where you operate due the pandemic. Refer to ASC 360-10-35 and the Staff's Corporation Finance Disclosure Guidance: Topic 9.

Future Adoption of Recently Issued Accounting Pronouncements
FASB Staff Q&A Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (Topic 842), page F-61

10. Please tell us and disclose your consideration of the impact of the FASB Staff guidance on lease concessions related to the effects of COVID-19 for your existing portfolio of operating leases for the BBX Sweet Holdings entities IT'SUGAR and Hoffman's Chocolates for rent concessions negotiated with landlords. In your response and disclosure, please explain if you have entered into lease concessions for the above businesses either at March 31, 2020 or subsequently, and the impact on your accounting and reporting for these leases. Refer to Question 4 of the FASB Staff Q&A for Lease Concessions Related to the Effects of the COVID-19 Pandemic: ASC 842.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Staff Accountant at 202-551-3273 or Lyn Shenk, Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jennifer López, Staff Attorney at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services